FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February, 2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 13 February 2006

1. Name of applicant:

COLT Telecom Group plc

2. Name of scheme

COLT Telecom Group Share Plan

3. Period of return:

From  15.10.05   To  13.02.06

4. Balance under scheme from previous return:

706,721

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of securities issued/allotted under scheme during period:

663,457

7 Balance under scheme not yet issued/allotted at end of period

43,264

8. Number and class of securities originally listed and the date of admission

8,500,000 14 April 2000

9. Total number of securities in issue at the end of the period

1,513,167,943

Name of contact       Michaella Henderson

Address of contact    Beaufort House, 15 St Botolph Street, London, EC3A 7QN

Telephone number of   0207 947 1064
contact


Signed by Caroline Griffin Pain, Company Secretary for and on behalf of COLT Telecom Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 13 February 2006

1. Name of applicant:

COLT Telecom Group plc

2. Name of scheme

COLT Telecom Sharesave Scheme

3. Period of return:

From  01.08.05   To  13.02.06

4. Balance under scheme from previous return:

857,008

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of securities issued/allotted under scheme during period:

202,844

7 Balance under scheme not yet issued/allotted at end of period

654,164

8. Number and class of securities originally listed and the date of admission

2,000,000 31 January 2002

9. Total number of securities in issue at the end of the period

1,513,167,943

Name of contact       Michaella Henderson

Address of contact    Beaufort House, 15 St Botolph Street, London, EC3A 7QN

Telephone number of   0207 947 1064
contact


Signed by Caroline Griffin Pain, Company Secretary for and on behalf of COLT Telecom Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.




                        BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The FSA

Date: 13 February 2006

1. Name of applicant:

COLT Telecom Group plc

2. Name of scheme

COLT Telecom Group Warrants

3. Period of return:

From  16.12.05   To  13.02.06

4. Balance under scheme from previous return:

881,770

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

NIL

6. Number of securities issued/allotted under scheme during period:

NIL

7 Balance under scheme not yet issued/allotted at end of period

881,770

8. Number and class of securities originally listed and the date of admission

9,796,800 18.06.1997

9. Total number of securities in issue at the end of the period

1,513,167,943

Name of contact       Michaella Henderson

Address of contact    Beaufort House, 15 St Botolph Street, London, EC3A 7QN

Telephone number of   0207 947 1064
contact


Signed by Caroline Griffin Pain, Company Secretary for and on behalf of COLT Telecom Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 13 February, 2006                        COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary